Exhibit (a)(1)(C)

Form of Announcement Email to All Employees

From:	Joern Aldag
Subject:	Hookipa Offer to Exchange Eligible Options for New Options
To:	All Employees
Date:	August 10, 2023

Dear all,

I am pleased to share with you that our Board of Directors has approved an Offer to Exchange Eligible Options for New Options (“Exchange Offer”) that will begin today, August 10, 2023.

Due to the significant decline of our stock price over the past years, many of you now hold stock options with exercise prices significantly higher than the current market price of our common stock. These are known as “underwater” stock options and we recognize the negative impact they can have on motivation.

Therefore, Hookipa will file a Tender Offer Statement with the Securities and Exchange Commission (“SEC”) summarizing the terms of this Exchange Offer. The offer will allow certain employees who hold stock options with an exercise price per share greater than $6.50, granted before July 1, 2022, and that were awarded under the HOOKIPA Pharma Inc. 2019 Stock Option and Incentive Plan or the 2018 Stock Option and Grant Plan, the ability to exchange some or all of these options for new award of stock options (each, a “New Option”). The New Options will have an exercise price per share equal to the closing price of our common stock reported on the Nasdaq Global Select Market (“Nasdaq”) on the date the New Options are granted, however, no less than $1.00.

The Exchange Offer commences on August 10, 2023 and expires at 11:59 p.m., Eastern Daylight Time on September 7, 2023.

If you hold stock options with an exercise price of greater than $6.50, you will receive an email with details and instructions on how to participate in the Exchange Offer. If you have any questions, please reach out to legal@hookipapharma.com.

Joern

This communication does not constitute an offer to holders of Hookipa Pharma Inc.’s outstanding stock options to exchange those options. Persons who are eligible to participate should read the Tender Offer Statement on Schedule TO and other related materials because they contain important information about the program and the related tender offer. The terms of the Exchange Offer are described in detail in the Exchange Offer, that will be filed with the U.S. Securities and Exchange Commission later. This document will be made available at the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer.